UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NORTHGATE EXPLORATION LIMITED
(Exact name of registrant as specified in its charter)

British Columbia, Canada
_____
(State of incorporation or organization No.)   (IRS Employer Identification)

2050 - 1055 West Georgia Street Vancouver, British Columbia Canada   V6E 3R5
_____
(Address of principal executive offices)   (Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the
Exchange Act and is effective pursuant to General Instruction A.(c), check the
following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the
Exchange Act and is effective pursuant to General Instruction A.(d), check the
following box. ☒

Securities Act registration statement file number to which this form relates: <u>None</u>

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act: Rights to Purchase Common
Stock

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered

On March 11, 2004, the board of directors of Northgate Exploration Limited (the "Corporation") adopted, and the Corporation entered into, a Shareholder Rights Plan Agreement (the "Plan") between the Corporation and Computershare Trust Company of Canada (the "Rights Agent"). The Plan is effective March 11, 2004 and will continue in effect unless the Shareholder Rights Plan Resolution is not approved by a majority of the shareholders at the Shareholder's Annual and Extraordinary General Meeting to be held on May 14, 2004 (the "Meeting"). The purpose of the Plan is to ensure equal treatment of all shareholders in the event of a bid for the Company and to provide the board of directors with an adequate amount of time to evaluate a bid for the Company.

A summary of the principal terms of the Plan is set forth below.

(a)   *Effective Date.* The effective date of the Plan is March 11, 2004 (the "Effective Date").

(b)   *Term; Shareholder Approval.* The Plan will terminate on the sixth anniversary of the Effective Date, subject to ratification by the shareholders at the Meeting and to reconfirmation by shareholders at the third annual general meeting thereafter.

(c)   *Issue of Rights.* On the Effective Date, one right (a "Right") is issued and attached to each share of the Corporation's common stock (a "Common Share") outstanding and will attach to each Common Share subsequently issued.

(e)   *Rights Exercise Privilege.* The Rights will separate from the Common Shares and will be exercisable eight business days (or such later business day as may be determined by the board of directors) (the "Separation Time") after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the outstanding Common Shares (an "Acquiring Person"), other than by an acquisition pursuant to a take-over bid permitted by the Plan (a "Permitted Bid"). The acquisition of 20% or more of the Company's Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event." From and after the Separation Time, each Right (except Rights held by the Acquiring Person), will permit the purchase of Cdn. $100 worth of Common Shares (at the market price on the date of the Flip-in Event) for Cdn. $50 (i.e., at a 50% discount). While the issuance of the Rights is not initially dilutive, if a Flip-in Event occurs, reported earnings per Common Share on a fully diluted or non-diluted basis will be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event will suffer substantial dilution.

(f)   *Certificates and Transferability.* Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the

Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

(g) *Permitted Bid Requirements.* The requirements for a Permitted Bid include the following:

   (i)   the take-over bid must be made by way of a take-over bid circular;

   (ii)   the take-over bid must be made to all holders of Common Shares;

   (iii)   the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up and paid for prior to the expiry of such 60-day period and only if at such time more than 50% of the Common Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the "Independent Shareholders") have been tendered to the take-over bid and not withdrawn;

   (iv)   the Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

   (v)   if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within such 60-day period, then the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

   The Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid.

(h) *Waiver and Redemption.* The Corporation's board of directors may, prior to a Flip-in Event, waive the dilutive effects of the Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares, or waive one or more of the requirements of a Permitted Bid, or a Competing Permitted Bid, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event, and any such requirement, occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares prior to the expiry of the take-over bid in respect of which a waiver was granted. The board of directors may also waive the dilutive effects of the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such later date as may be specified by the board of directors. With the majority consent of shareholders or Rights holders at any time prior to the later of a Flip-in Event or the Separation time, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of Cdn. $0.00001 each.

(i)   *Exemptions for Investment Advisors.* Investment advisors (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies) and administrators or trustees of registered pension funds or plans acquiring greater than 20% of the outstanding Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, or proposing to make or participate in, or has not announced a current intention to make, a take-over bid.

(j)   *Exemptions for Lock-up Agreements.* A person is deemed not to be the beneficial owner of Common Shares if the holder of such Common Shares has agreed to deposit or tender its Common Shares pursuant to a "Permitted Lock-up Agreement" to a take-over bid (the "Lock-up Bid") made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things, (i) any "break-up" fees payable by the tendering shareholder cannot exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid and (ii) the terms of such agreement are publicly disclosed and a copy of which is made available to the public (including to the Corporation) and the Permitted Lock-up Agreement permits the tendering shareholder to withdraw its Common Shares in order to deposit or tender the Common Shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of Common Shares to be purchased under another take-over bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid.

(k)   *Supplements and Amendments.* The Corporation is authorized to make amendments to the Plan to correct any clerical or typographical error or to maintain the validity of the Plan as a result of changes in law, regulation or rules. Prior to the Meeting, the Corporation is authorized to amend or supplement the Plan as the board of directors may in good faith deem necessary or desirable. No such amendments have been made to date. The Corporation will issue a press release relating to any significant amendment made to the Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Plan may be made with the prior approval of shareholders or Rights holders.

The Company has filed a copy of the Plan with the Securities and Exchange Commission as an exhibit to this Form 8-A. You may obtain a copy of the Plan free of charge from the Rights Agent. This summary of the characteristics of the Rights is not complete and is qualified by reference to the Plan, which is incorporated herein by reference.

Item 2.   Exhibits

Exhibit Number	Exhibit Title
1	Shareholder Rights Plan Agreement, dated as of March 11, 2004, between the Company and Computershare Trust Company of Canada, including exhibits.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NORTHGATE EXPLORATION LIMITED

By: (signed)
Name: Jon Douglas
Title: Senior Vice President and
Chief Financial Officer

Dated: March 31, 2004.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1	Shareholder Rights Plan Agreement, dated as of March 11, 2004, between the Company and Computershare Trust Company of Canada, including exhibits.

EXHIBIT 1

SHAREHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

NORTHGATE EXPLORATION LIMITED

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Made as of March 11, 2004

TABLE OF CONTENTS

SCHEDULE A
    Form of Rights Certificate
    Form of Election to Exercise
    Form of Assignment

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT is made as of the 11th day of March, 2004

BETWEEN:

> **NORTHGATE EXPLORATION LIMITED**, a corporation continued pursuant to the laws of British Columbia
>
> (the "Corporation")

AND:

> **COMPUTERSHARE TRUST COMPANY OF CANADA**, a trust company incorporated under the federal laws of Canada
>
> (the "Rights Agent")

WHEREAS:

A.   The Board of Directors has determined that it is advisable to adopt a shareholder rights plan (the "Rights Plan") to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer for the Corporation or other acquisition of control of the Corporation.

B.   In order to implement the Rights Plan, the Board of Directors has:

(i)   authorized and declared a distribution of one right (a "Right") effective at the Record Time in respect of each Common Share outstanding at the Record Time;

(ii)   authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(iii)   authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein.

C.   Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein.

D.   The Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as set forth below.

ARTICLE 1
INTERPRETATION

1.1   Certain Definitions

For the purposes of this agreement, including the recitals hereto, the terms set forth below have the meanings indicated.

(a)   "**Acquiring Person**" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares, but does not include:

    (i)   the Corporation or any Subsidiary of the Corporation;

    (ii)   any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

        (A)   a Voting Share Reduction;

        (B)   a Permitted Bid Acquisition;

        (C)   an Exempt Acquisition;

        (D)   a Pro Rata Acquisition; and

        (E)   a Convertible Security Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition and a Convertible Security Acquisition, and thereafter becomes the Beneficial Owner of more than 1.0% of the number of Voting Shares then outstanding in addition to those Voting Shares such Person already holds (otherwise than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition or any combination thereof), then, as of the date that such Person becomes a Beneficial Owner of such additional Voting Shares, such Person shall become an "Acquiring Person";

(iii)   for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(e)(ii)(B) where such disqualification results solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person, unless such disqualified Person during such 10-day period acquires more than 1.0% of the number of Voting Shares then outstanding in addition to those Voting Shares such disqualified Person already holds. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that such Person is making a Take-over Bid, either alone or by acting jointly or in concert with another Person;

(iv)   an underwriter or a member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Corporation; or

(v)   any Person (a "Grandfathered Person") who is the Beneficial Owner of more than 20% of the Voting Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time, the Grandfathered Person: (1) ceases to own more than 20% of the outstanding Voting Shares; or (2) becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares then outstanding in addition to those Voting Shares such Person already holds (otherwise than pursuant to a Voting Share Reduction, a

Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition or any combination thereof).

(b)   "**Affiliate**", when used to indicate a relationship with a specified corporation, means a Person that directly, or indirectly, controls, or is controlled by, or is under common control with, such specified corporation.

(c)   "**Associate**", when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

(d)   "**BCCA**" means the *Company Act* (British Columbia), and the regulations thereunder, and any comparable or successor laws or regulations thereto.

(e)   (i)   A Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(A)   any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(B)   any securities of which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity within 60 days (where such right is exercisable within a period of 60 days, whether or not upon the condition or occurrence of a contingency or the making of one or more payments) upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights) or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, other than:

(1)   customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities; and

(2)   pledges of securities in the ordinary course of the pledgee's business; and

4

(C)   any securities that are Beneficially Owned within the meaning of Section 1.1(e)(i)(A) or 1.1(e)(i)(B) by any other Person with which such Person is acting jointly or in concert.

(ii)   Notwithstanding the provisions of Section 1.1(e)(i), a Person shall not be deemed the "**Beneficial Owner**" of, or to have "**Beneficial Ownership**" of, or to "**Beneficially Own**", any security because:

(A)   (1)   the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in Section 1.1(e)(i)(C) pursuant to a Permitted Lock-up Agreement; or

        (2)   such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up;

(B)   such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security; provided that:

        (1)   the ordinary business of such Person (the "Portfolio Manager") includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Portfolio Manager in the ordinary course of such business in the performance of the Portfolio Manager's duties for the account of any other Person (a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

        (2)   such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an "Estate Account") or in relation to other accounts (each, an "Other Account") and

holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(3)   such Person (the "Crown Agent") is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; or

(4)   such Person (the "Plan Administrator") is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or the United States of America or any province or state thereof (each, a "Plan"), or is a Plan;

provided; however, that in any of the foregoing cases, the Portfolio Manager, the Trust Company, the Crown Agent, the Plan Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make, a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Corporation, alone or by acting jointly or in concert with any other Person;

(C)   such Person is a Client of the same Portfolio Manager as another Person on whose account the Portfolio Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(D)   such Person is a Client of a Portfolio Manager and such security is owned at law or in equity by the Portfolio Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the

Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(E)   such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, any unissued Voting Shares as to which such Person is deemed the Beneficial Owner pursuant to this Section 1.1(e) shall be deemed outstanding.

(f)   "**Board of Directors**" means the board of directors of the Corporation or any duly constituted and empowered committee thereof.

(g)   "**Business Day**" means any day, other than a Saturday or Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close.

(h)   "**Canadian Dollar Equivalent**" of any amount which is expressed in United States dollars means on any day the Canadian dollar equivalent of such amount determined by reference to the U.S. - Canadian Exchange Rate in effect on such date.

(i)   "**Close of Business**" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal office of the transfer agent for the Common Shares in Vancouver, British Columbia (or after the Separation Time, the principal office of the Rights Agent in Vancouver, British Columbia) is closed to the public.

(j)   "**Closing Price**" per security of any securities on any date of determination means:

(i)   the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal stock exchange or national securities quotation system on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange or national securities quotation system, then such price or prices shall be determined based upon the stock exchange or quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year);

(ii)   if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system, then the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii)   if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system or quoted by any such reporting system, then the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors,

provided, however, that:

(A)   if for any reason none of such prices are available on such date, then the "Closing Price" per security of such securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities; and

(B)   if the Closing Price so determined is expressed in United States dollars,

then such amount shall be converted to the Canadian Dollar Equivalent.

(k)   "**Common Shares**" means the common shares in the share capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and "common shares" when used with reference to any Person other than the Corporation means the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

(l) "**Competing Permitted Bid**" means a Take-over Bid that:

   (i) is made after another Permitted Bid has been made and prior to the expiry of such Permitted Bid;

   (ii) satisfies all components of the definition of a Permitted Bid other than the requirement set forth in Section 1.1(hh)(ii)(A)(1); and

   (iii) contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that no Voting Shares shall be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on a date that is no earlier than the later of:

      (A) 35 days after the date of such Take-over Bid; and

      (B) the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that preceded the Competing Permitted Bid that is then in existence for the Voting Shares.

(m) "**Controlled**": a body corporate is "controlled" by another Person if:

   (i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person; and

   (ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

   and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

(n) "**Convertible Security**" means a security convertible or exchangeable into a Voting Share and a "**Convertible Security Acquisition**" means an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

(o) "**Co-Rights Agents**" has the meaning ascribed thereto in Section 4.1.1.

(p) "**Disposition Date**" has the meaning ascribed thereto in Section 5.1.1.

(q) "**Effective Date**" means March 11, 2004.

(r) "**Election to Exercise**" has the meaning ascribed thereto in Section 2.2.4(b).

(s) "**Exchange**" means the Toronto Stock Exchange and any other exchange on which the Common Shares may, from time to time, be listed for trading.

(t) "**Exempt Acquisition**" means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to Sections 5.1.2, 5.1.4 or 5.1.5 or which was made on or prior to the Record Time.

(u) "**Exercise Price**" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $29.80.

(v) "**Expansion Factor**" has the meaning ascribed thereto in Section 2.3.2(i)(A).

(w) "**Expiration Time**" means the earlier of:

(i) the Termination Time; and

(ii) the Close of Business on the date on which the first annual meeting of shareholders of the Corporation following the third anniversary of the Effective Date is held,

provided, however, that if the resolution referred to in Section 5.15 is approved by the Independent Shareholders in accordance with Section 5.15 at or prior to such annual meeting, "Expiration Time" means the earlier of:

(iii) the Termination Time; and

(iv) the Close of Business on the sixth anniversary of the Effective Date.

(x) "**Fiduciary**" means a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States *Investment Advisers Act of 1940*, as amended, or any other securities legislation of the United States or any state of the United States.

(y) "**Flip-in Event**" means a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(z) "**Holder**" has the meaning ascribed thereto in Section 2.8.

(aa) "**Independent Shareholders**" means holders of outstanding Voting Shares, other than any:

   (i)   Acquiring Person;

   (ii)   Offeror other than a Person who at the relevant time is deemed not to Beneficially Own such Voting Shares by reason of Section 1.1(e)(ii)(B);

   (iii) Affiliate or Associate of such Acquiring Person or Offeror;

   (iv)   Person acting jointly or in concert with such Acquiring Person or Offeror; or

   (v)   employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether or not the Voting Shares are to be tendered to a Take-over Bid.

(bb) "**Market Price**" per security of any securities on any date of determination means the average of the daily Closing Prices per security of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date of determination; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused any Closing Price used to determine the Market Price on any Trading Day not to be fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination, each such Closing Price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination.

(cc) "**1933 Act**" means the United States *Securities Act of 1933*, as amended, and the rules and regulations thereunder, and any comparable or successor laws, rules or regulations thereto.

(dd) "**Nominee**" has the meaning ascribed thereto in Section 2.2.3.

(ee) "**Offer to Acquire**" shall include:

  (i) an offer to purchase or a solicitation of an offer to sell Voting Shares, or a public announcement of an intention to make such an offer or solicitation; and

  (ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ff) "**Offeror**" means a Person who has announced a current intention to make, or who is making, a Take-over Bid.

(gg) "**Offeror's Securities**" means the aggregate of the Voting Shares Beneficially Owned on the date of a Take-over Bid by an Offeror.

(hh) "**Permitted Bid**" means a Take-over Bid made by way of a Take-over Bid circular and which also complies with the following additional provisions:

  (i) the Take-over Bid is made to all holders of record of Voting Shares of the Corporation, other than the Offeror; and

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

   (A) no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid:

      (1) prior to the Close of Business on a date which is not less than 60 days following the date of the Take-over Bid; and

      (2) unless, at the Close of Business on such date, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and have not been withdrawn;

   (B) unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take-up of or payment for Voting Shares;

   (C) any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

   (D) in the event that the requirement set forth in Section 1.1(hh)(ii)(A)(2) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement,

   provided that, should a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares made prior to such time, shall not be a Permitted Bid Acquisition. The term Permitted Bid shall include a Competing Permitted Bid.

(ii) "**Permitted Bid Acquisition**" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(jj)   "**Permitted Lock-up Agreement**" means an agreement between a Person and one or more holders of Voting Shares (each, a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Corporation, not later than the date of the Lock-up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares to a Take-over Bid (the "Lock-up Bid") made or to be made by the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i)   the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares from the Lock-up Bid in order to tender or deposit the Voting Shares to another Take-over Bid or support another transaction:

(A)   where the price or value per Common Share offered under such other Take-over Bid or transaction is higher than the price or value per Common Share offered under the Lock-up Bid; or

(B)   if:

(1)   the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or

(2)   the number of Voting Shares to be purchased under the other Take-over Bid or transaction exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Common Share that is not less than the price or value per Common Share offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the

number of Voting Shares offered to be purchased under the Lock-up Bid,

and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(ii)   no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)   the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)   50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid,

shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares in order to accept the other Take-over Bid or support another transaction.

(kk)   "**Person**" includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation or other incorporated or unincorporated organization, syndicate or other entity.

(ll)   "**Pro Rata Acquisition**" means an acquisition by a Person of Voting Shares pursuant to:

(i)   any dividend reinvestment plan or share purchase plan of the Corporation made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law);

(ii)   a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class or series;

(iii)   the acquisition or exercise of rights to purchase Voting Shares distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or

(iv)   a distribution of Voting Shares or Convertible Securities made pursuant to a prospectus or by way of a private placement or a conversion or exchange of any Convertible Security,

provided, however, that such Person does not thereby acquire a greater percentage of Voting Shares or of Convertible Securities so offered than such Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

(mm)   "**Record Time**" means the Close of Business on the Effective Date.

(nn)   "**Redemption Price**" has the meaning attributed thereto in Section 5.1.1.

(oo)   "**Regular Periodic Cash Dividend**" means cash dividends paid on the Common Shares at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed in the aggregate in any fiscal year, on a per share basis, the greatest of:

(i)   200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year;

(ii)   300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years divided by the arithmetic mean of the number of Common Shares outstanding as at the end of each of such fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year.

(pp) "**Rights**" means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

(qq) "**Rights Certificate**" means a certificate representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Schedule A.

(rr) "**Rights Register**" and "Rights Registrar" have the respective meanings ascribed thereto in Section 2.6.1.

(ss) "**Securities Act (British Columbia)**" means the *Securities Act* (British Columbia), as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(tt) "**Securities Act (Ontario)**" means the *Securities Act* (Ontario), as amended, and the regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(uu) "**Separation Time**" means the Close of Business on the eighth Business Day (or such later Business Day as may be determined at any time or from time to time by the Board of Directors) after the earlier of:

(i) the Stock Acquisition Date; and

(ii) the date of the commencement of, or first public announcement or disclosure of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid), provided; however, that if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such Take-over Bid shall be deemed, for purposes of this Section 1.1(uu) never to have been made, and, provided further, that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

(vv)   "**Stock Acquisition Date**" means the first date of public announcement or disclosure by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person, which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia), Section 101 of the Securities Act (Ontario) or Section 13(d) of the U.S. Exchange Act announcing or disclosing such information.

(ww)   "**Subsidiary**" means a body corporate that is controlled by another Person.

(xx)   "**Take-over Bid**" means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares of that class, where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into or for which the securities subject to the Offer to Acquire are convertible or exchangeable and the Offeror's Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(yy)   "**Termination Time**" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1.

(zz)   "**Trading Day**", when used with respect to any securities, means the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day.

(aaa)   "**U.S. - Canadian Exchange Rate**" on any date means:

(i)   if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)   in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(bbb)   "**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws , rules or regulations thereto.

(ccc)   "**Voting Share Reduction**" means an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

(ddd)   "**Voting Shares**" means the Common Shares and any other securities the holders of which are entitled to vote generally on the election of directors of the Corporation and "voting shares", when used with reference to any Person other than the Corporation, means common shares of such other Person and any other securities the holders of which are entitled to vote generally in the election of the directors or to otherwise affect control of such other Person.

1.2   Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3   Number and Gender

Wherever the context will require, terms (including defined terms) used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4   Sections and Headings

The division of this Agreement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms this "Agreement", "hereunder", "hereof", and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article, Section or Schedule or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles, Sections and Schedules of or to this Agreement.

1.5   Statutory References

Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, reenacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6   Determination of Percentage Ownership

The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

$$100 \quad x \quad \frac{A}{B}$$

where:

A = the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares pursuant to Section 1.1(e), such Voting Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above.

1.7   Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal or written or unwritten, with the first Person to acquire or Offer to Acquire Voting Shares or Convertible Securities (other than customary agreements with and between underwriters and banking or selling group members with respect to a distribution of securities and pledges of securities in the ordinary course of business to secure indebtedness).

1.8   **Generally Accepted Accounting Principles**

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.


ARTICLE 2
THE RIGHTS


2.1   **Legend on Common Share Certificates**

2.1.1   Certificates representing the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the later of:

(a)   the Record Time; and

(b)   the date on which all required regulatory approvals required in respect of this Agreement have been received,

but prior to the Close of Business on the earlier of:

(c)   the Separation Time; and

(d)   the Expiration Time,

shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

"Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain

Rights as set forth in a Shareholder Rights Plan Agreement, made as of March 11, 2004 (the "Rights Agreement"), between the Corporation and Computershare Trust Company of Canada, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

2.1.2   Certificates representing Common Shares that are issued and outstanding at the later of:

(a)   the Record Time; and

(b)   the date on which all required regulatory approvals required in respect of this Agreement have been received,

shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of:

(c)   the Separation Time; and

(d)   the Expiration Time.

2.2   Initial Exercise Price; Exercise of Rights; Detachment of Rights

2.2.1   Subject to adjustment as herein set forth, including without limitation as set forth in Article 3, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price as at the Business Day immediately preceding the Separation Time (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

2.2.2   Until the Separation Time:

(a)   the Rights shall not be exercisable and no Right may be exercised; and

(b)   for administrative purposes, each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

2.2.3   From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights (a "Nominee")) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(a)   a Rights Certificate in substantially the form of Schedule A appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order, or with any article or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(b)   a disclosure statement prepared by the Corporation describing the Rights,

provided that a Nominee shall be sent the materials provided for in Sections 2.2.3(a) and 2.2.3(b) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

2.2.4   Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in Vancouver, British Columbia or Toronto, Ontario:

(a)   the Rights Certificate evidencing such Rights;

(b)   an election to exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed, and executed in a manner acceptable to the Rights Agent; and

(c)   payment in cash, or by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

2.2.5   Upon receipt of a Rights Certificate, which is accompanied by an appropriately completed and duly executed Election to Exercise (which does not indicate that such Right is null and void as provided by Section 3.1.2 and payment as set forth in Section 2.2.4, the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:

(a)   requisition from the transfer agent of the Common Shares certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(b)   after receipt of such Common Share certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(c)   when appropriate, requisition from the Corporation the amount of cash, if any, to be paid in lieu of issuing fractional Common Shares;

(d)   when appropriate, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(e)   tender to the Corporation all payments received on exercise of the Rights.

2.2.6   If the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

2.2.7   The Corporation covenants and agrees that it will:

(a)   take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(b)   take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the BCCA, the Securities Act (British Columbia), the U.S. Exchange Act, the 1933 Act and comparable legislation of each of the other provinces and territories of Canada and states of the United States of America, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Common Shares upon exercise of the Rights;

(c)   use reasonable efforts to cause all Common Shares issued upon exercise of the Rights to be listed on the stock exchanges on which the Common Shares are listed at that time;

(d)   cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(e)   pay when due and payable, if applicable, any and all federal, provincial and municipal taxes (not in the nature of income, capital gains or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the issuance or delivery of certificates for Common Shares issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(f)   after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3   Adjustments to Exercise Price; Number of Rights

2.3.1   The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Article 3.

2.3.2   In the event that the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(a)   declare or pay a dividend on the Common Shares payable in Voting Shares or Convertible Securities in respect thereof other than pursuant to any dividend reinvestment plan;

(b)   subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(c)   consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(d)   issue any Voting Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares, whether in a reclassification, amalgamation, statutory arrangement, consolidation or otherwise, then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon the exercise of Rights) shall be adjusted as follows:

(i) if the Exercise Price and number of Rights outstanding are to be adjusted:

(A) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities of the Corporation) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(B) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Corporation issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other security of the Corporation) will have exactly one Right associated with it; and

(ii) if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

Adjustments made pursuant to this Section 2.3.2 shall be made successively, whenever an event referred to in this Section 2.3.2 occurs.

2.3.3 If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any of its securities other than Common Shares in a transaction of a type described in Sections 2.3.2(a) or 2.3.2(d), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

2.3.4   If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1.

2.3.5   In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in Section 2.3.2, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

2.3.6 (a)   In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of such a Convertible Security, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction:

(i)   of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price per Common Share; and

(ii)   of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

(b)   In case such subscription price is satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such rights or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights or warrants.

(c)   For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any dividend or interest reinvestment plan or any share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation or the investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants by the Corporation) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment or share purchase plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

2.3.7   In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of:

(a)   evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares); or

(b)   rights or warrants entitling them to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares),

at a price per Voting Share (or, in the case of a Convertible Security in respect of Voting Shares, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date (excluding rights or warrants referred to in Section 2.3.6), the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights, warrants or other securities so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

2.3.8   Each adjustment made pursuant to this Section 2.3 shall be made as of:

(a)   the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Section 2.3.2; and

(b)   the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Section 2.3.6 or 2.3.7, subject to readjustment to reverse the same if such distribution shall not be made.

2.3.9   In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such shares, or Convertible Securities in respect of any such shares, in a transaction referred to in any of Sections 2.3.2(a) to 2.3.2(d), inclusive, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3.2, 2.3.6 and 2.3.7 in connection with such transaction will not appropriately protect the interests of the holders of Rights, then the Board of Directors may from time to time, but subject to obtaining the prior approval of the holders of the Rights obtained as set forth in Section 5.4.2, determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3.2, 2.3.6 and 2.3.7, such adjustments, rather than the adjustments contemplated by Sections 2.3.2, 2.3.6 and 2.3.7, shall be made upon the Board of Directors providing written certification thereof to the Rights Agent as set forth in Section 2.3.17. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

2.3.10   Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3.10 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent.

2.3.11   All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise

Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

2.3.12   Unless the Corporation shall have exercised its election, as provided in Section 2.3.13, upon each adjustment of an Exercise Price as a result of the calculations made in Sections 2.3.6 and 2.3.7, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares obtained by:

(a)   multiplying:

(i)   the number of Common Shares covered by a Right immediately prior to such adjustment;

by

(ii)   the Exercise Price in effect immediately prior to such adjustment; and

(b)   dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

2.3.13   The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 2.3.13, the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

2.3.14   In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

2.3.15   Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any:

(a)   subdivision or consolidation of the Common Shares;

(b)   issuance wholly for cash of any Common Shares at less than the applicable Market Price;

(c)   issuance wholly for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares;

(d)   stock dividends; or

(e)   issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares,

shall not be taxable to such shareholders.

2.3.16   Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofor and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

2.3.17   Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(a)   promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(b)   promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4   Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next Business Day on which the Common Share transfer books of the Corporation are open.

2.5   Execution, Authentication, Delivery and Dating of Rights Certificates

2.5.1   The Rights Certificates shall be executed on behalf of the Corporation by its Chief Executive Officer, its Chief Financial Officer or its Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

2.5.2   Promptly following the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates to the holders of the Rights pursuant to Section 2.2. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

2.5.3   Each Rights Certificate shall be dated the date of countersignature thereof.

2.6   Registration, Transfer and Exchange

2.6.1   After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

2.6.2   After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Sections 2.6.4 and 3.1.2, the Corporation will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

2.6.3   All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

2.6.4   Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized, in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7   Mutilated, Lost, Stolen and Destroyed Rights Certificates

2.7.1   If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

2.7.2   If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

   (a)   evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

   (b)   such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Corporation shall execute and, upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

2.7.3   As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7.4   Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8   Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9   Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10   Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)   to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)   that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c)   that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d)   that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)   that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares or other securities upon exercise of a Right (except as provided herein); and

(f)   that, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein.

<center>

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

</center>

3.1   Flip-in Event

3.1.1   Subject to Section 3.1.2 and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event occurs, each Right shall thereafter constitute the right to purchase from the

Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

3.1.2   Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date, or which may thereafter be Beneficially Owned, by:

(a)   an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person; or

(b)   a transferee, direct or indirect, of an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person, in a transfer of Rights occurring subsequent to the Acquiring Person becoming such,

shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and, further, shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Section 3.1.2 shall be deemed to be an Acquiring Person for the purposes of this Section 3.1.2 and such Rights shall become null and void.

3.1.3   Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of Section 3.1.2(a) or 3.1.2(b) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall be void in the circumstances specified in Section 3.1.2 of the Rights Agreement."

The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided to do so.

3.1.4   After the Separation Time, the Corporation shall do all such acts and things necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the BCCA, the Securities Act (British Columbia) and the securities laws or comparable legislation in each of the provinces of Canada and in any other jurisdiction where the Corporation is subject to such laws and the rules of the stock exchanges where the Common Shares are listed at such time in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

3.2   Fiduciary Duties of the Board of Directors

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4
THE RIGHTS AGENT

4.1 General

4.1.1   The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-rights agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and other disbursements reasonably incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of counsel and other experts consulted by the Rights Agent pursuant to Section 4.3(a). The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

4.1.2   The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.1.3   The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2   Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

4.2.1   Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

4.2.2   In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3   Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)   The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert.

(b)   Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer, Secretary or Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)   The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)   The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)   The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate, or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1.2 or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Corporation or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to any Common Shares, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable.

(f)   The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)   The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer, Secretary or Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

(h)   The Rights Agent and any shareholder or director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)   The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4   **Change of Rights Agent**

The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days prior written notice (or such lesser notice as is acceptable to the Corporation) to the Corporation, to each transfer agent of Common Shares and to the holders of the Rights, all in accordance with Section 5.9 and at the expense of the Corporation. The Corporation may remove the Rights Agent by giving 30 days prior written notice to the Rights Agent, to each transfer agent of the Common Shares and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection of the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1   Redemption, Waiver, Extension and Termination

5.1.1   Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4.1 or 5.4.2, as applicable, the Board of Directors acting in good faith may, at any time prior to the later of the Stock Acquisition Date and the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

5.1.2   The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined in good faith, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1.2 may only be given on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, then the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

5.1.3   In the event that a Person acquires Voting Shares pursuant to a Permitted Bid or an Exempt Acquisition referred to in Section 5.1.4, then the Board of Directors shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.1.4   The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares;

provided that, if the Board of Directors waives the application of Section 3.1 to a particular Take-over Bid pursuant to this Section 5.1.4, then the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1.4.

5.1.5   The Board of Directors may, prior to the Close of Business on the eighth Business Day following a Stock Acquisition Date or such later Business Day as it may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event; provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 10 days of the date on which such contractual arrangement is entered into or such later date as the Board of Directors may determine) such that, at the time the waiver becomes effective pursuant to this Section 5.1.5, such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

5.1.6   Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, or if the Board of Directors grants a waiver under Section 5.1.5 after the Separation Time, then the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Section 5.1.6, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares at the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

5.1.7   If the Board of Directors is deemed under Section 5.1.3 to have elected or elects under Section 5.1.1 or 5.1.6 to redeem the Rights, then the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

5.1.8   Within 10 days after the Board of Directors is deemed under Section 5.1.3 to have elected or elects under Section 5.1.1 or 5.1.6 to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made, and will state that no payment will be made to holders entitled to less than $10, in accordance with Section 5.1.9.

5.1.9   The Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $10 in respect of all of the Rights held by such holder.

5.2   Expiration

No Person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except in respect of any right to receive cash, securities or other property which has accrued at the Expiration Time and except as specified in Sections 4.1.1 and 4.1.2.

5.3   Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4   **Supplements and Amendments**

5.4.1   Subject to Sections 5.4.2 and 5.4.3, the Corporation may from time to time amend, vary or delete any of the provisions of this Agreement and the Rights provided that no amendment, variation or deletion made on or after the first shareholders meeting after the date hereof, shall be made without the prior consent of the shareholders of the Corporation or holders of the Rights, given as provided in Section 5.4.2, except that amendments, variations or deletions made for any of the following purposes shall not require such prior approval but shall be subject to subsequent ratification in accordance with Section 5.4.2:

         (a)   in order to make such changes as are necessary in order to maintain the validity of this Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules; or

         (b)   in order to make such changes as are necessary in order to cure any clerical or typographical error.

5.4.2   Any amendment, variation or deletion made by the Board of Directors pursuant to Section 5.4.1 shall if made:

         (a)   prior to the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement; or

         (b)   after the Separation Time, be submitted to the holders of Rights at a meeting to be held on a date not later than the date of the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights which have not become void pursuant to Section 3.1.2 who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement.

Any amendment, variation or deletion pursuant to Section 5.4.1 shall be effective from the later of the date of the consent of the holders of Voting Shares or Rights, as applicable, adopting such amendment, variation or deletion and the date of approval thereof by the Exchange (except in the case of another amendment, variation or deletion referred to in Section 5.4.1(a) or (b), which shall be effective from the later of the date of the resolution of the Board of Directors adopting such amendment, variation or deletion and the date or approval thereof by the Exchange and shall continue in effect until it ceases to be effective (as in this Section 5.4.2 described) and, where such amendment, variation or deletion is confirmed, it shall continue in effect in the form so confirmed). If an amendment, variation or deletion pursuant to Section 5.4.1(a) or (b) is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

5.4.3   For greater certainty, neither the exercise by the Board of Directors of any power or discretion conferred on it hereunder nor the making by the Board of Directors of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement or the Rights, for purposes of this Section 5.4 or otherwise.

5.4.4   The approval, confirmation or consent of the holders of Rights with respect to any matter arising hereunder shall be deemed to have been given if the action requiring such approval, confirmation or consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which, prior to the Separation Time, are held otherwise than by Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's bylaws and the BCCA with respect to meetings of shareholders of the Corporation.

5.5   Fractional Rights and Fractional Shares

5.5.1   The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right.

5.5.2   The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates that evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

5.6   Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7   Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8) or to receive dividends or subscription rights or otherwise, until such Rights, shall have been exercised in accordance with the provisions hereof.

5.8   Notice of Proposed Actions

In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

5.9 Notices

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Corporation will be sufficiently given or made and shall be deemed to be received if delivered or sent by first-class mail, postage prepaid, or by facsimile machine or other means of printed telecommunication, charges prepaid and confirmed in writing by mail or delivery, addressed (until another address is filed in writing with the Rights Agent or the Corporation, as applicable), as follows:

(a) if to the Corporation:

Northgate Exploration Limited
Suite 2050, 1055 West Georgia Street
Vancouver, British Columbia V6E 3R5

Attention: Chief Financial Officer
Facsimile: (604) 687-3419

(b) if to the Rights Agent:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia V6C 3B9

Attention: Manager, Client Services
Facsimile: (604) 661-9401

(c) if to the holder of any Rights, to the address of such holder as it appears on the Rights Register or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares.

Any notice which is mailed or sent or delivered in the manner herein provided for shall be deemed given and received whether or not the holder receives the notice.

5.10   **Costs of Enforcement**

The Corporation agrees that if the Corporation or any other Person (the securities of which are purchasable upon exercise of Rights) fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11   **Regulatory Approvals**

Any obligation of the Corporation or action or event contemplated by this Agreement, shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt security) of the Corporation upon the exercise of Rights and any amendment to this Agreement shall be subject to the applicable prior consent of the stock exchanges on which the Corporation is from time to time listed.

5.12   **Declaration as to Non-Canadian and Non-United States Holders**

If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada and the United States of America, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.13   Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14   Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.15   Shareholder Review

At or prior to the first annual meeting of shareholders of the Corporation following the third anniversary of the date of this Agreement, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought advisable, approval. If a majority of the votes cast by Independent Shareholders who vote in respect of such resolution are not voted in favour of the continued existence of this Agreement, then immediately upon the confirmation by the chairman of such shareholders' meeting of the result of the vote on such resolution and without further formality, this Agreement and any outstanding Rights shall be of no further force and effect.

5.16   Determinations and Actions by the Board of Directors

All actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors for the purposes hereof, in good faith:

(a)   may be relied upon by the Rights Agent; and

(b)   shall not subject the Board of Directors to any liability to the holders of the Rights or to any other parties.

5.17   Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.18   Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent ou qui en coulent soient redigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

5.19   Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20   Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective only to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.21   Effective Date

This Agreement is effective as of and from March 11, 2004. If the Rights Plan is not confirmed by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such Rights Plan at a meeting to be held not later than September 11, 2004, then this Agreement and any outstanding Rights shall be of no further force and effect.

5.22   **Time of the Essence**

Time shall be of the essence hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed effective as of the date first above written.

NORTHGATE EXPLORATION LIMITED

By: _____

By: _____

COMPUTERSHARE TRUST COMPANY OF CANADA

By: _____

By: _____

to a Shareholder Rights Plan Agreement made as of [_____],
between Northgate Exploration Limited and Computershare Trust Company of Canada

Certificate No. [_____]   [_____] Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1.2 OF SUCH AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, CERTAIN RELATED PARTIES OF AN ACQUIRING PERSON OR A TRANSFEREE OF AN ACQUIRING PERSON OR ANY SUCH RELATED PARTIES WILL BECOME VOID WITHOUT FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that [_____] is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of March 11, 2004 (the "Rights Agreement") between Northgate Exploration Limited, a British Columbia corporation, (the "Corporation") and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its principal office in Vancouver, British Columbia or Toronto, Ontario. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be $29.80 per Right (payable in cash, certified cheque or money order payable to the order of the Corporation).

The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in Vancouver, British Columbia or Toronto, Ontario may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may be adjusted so as to entitle the registered holder thereof to purchase or receive securities or shares in the capital of the Corporation other than Common Shares or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement. The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of any meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: [_____]

NORTHGATE EXPLORATION LIMITED

By: _____

By: _____

COMPUTERSHARE TRUST COMPANY OF CANADA

By: _____

By: _____

FORM OF ELECTION TO EXERCISE

NORTHGATE EXPLORATION LIMITED

The undersigned hereby irrevocably elects to exercise [_____] whole Rights represented by this Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of and delivered to:

Rights Certificate No. [_____]

Name

Address

City and Province

Social Insurance No. or other
taxpayer identification numbers

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name

Address

City and Province

Social Insurance No. or other
taxpayer identification numbers

Date: _____   _____
                                      Signature

_____   (Signature must correspond to name as written
Written Signature Guaranteed   upon the face of this Rights Certificate in
                                      every particular, without alteration or
                                      enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the holder if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

                                      _____
                                      Signature

NOTICE

In the event that the certification set forth above in the Form of Election to Exercise is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

_____

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date: _____   _____
                                    Signature

_____   (Signature must correspond to name as written
Written Signature Guaranteed   upon the face of this Rights Certificate in
                                every particular, without alteration or
                                enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

_____
Signature

_____
(Please print name below signature)

NOTICE

In the event that the certification set forth above in the Form of Assignment is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.